SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 11-K

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[ X ]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                    For the Fiscal Year Ended December 31, 2006

 or

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                    For the transition period from _______________ to ______________

                Commission File Number: 001-10607

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BITUMINOUS 401(K) SAVINGS PLAN

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OLD REPUBLIC INTERNATIONAL CORPORATION
307 NORTH MICHIGAN AVENUE
CHICAGO, ILLINOIS 60601

Total Pages: 16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee Members have duly caused this annual report to be signed on behalf of the undersigned, thereunto duly authorized.

          BITUMINOUS 401(K) SAVINGS PLAN, Registrant

          By  : /s/ Greg Ator
       Greg Ator, Committee Member

          By  : /s/ Janine Happ
       Janine Happ, Committee Member

          By  : /s/ Robert Rainey
       Robert Rainey, Committee Member

Dated:  June 14, 2007

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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FORM 11-K

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ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For The Years Ended December 31, 2006 and 2005

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BITUMINOUS 401(k) SAVINGS PLAN
_______________

OLD REPUBLIC INTERNATIONAL CORPORATION
307 NORTH MICHIGAN AVE
CHICAGO, ILLINOIS  60601

BITUMINOUS 401(K) SAVINGS PLAN

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

YEARS ENDED DECEMBER 31, 2006 AND 2005

BITUMINOUS 401(k) SAVINGS PLAN
Index to Financial Statements

          Page No.

Reports of Independent Registered Public Accounting Firms 1 - 2

Financial Statements:
Statements of Net Assets Available for Benefits at
December 31, 2006 and 2005 3

Statements of Changes in Net Assets Available for Benefits
for the years ended December 31, 2006 and 2005 4

        Notes to Financial Statements                                                 5 - 9

        Supplemental Schedule:
          Schedule of Assets (Held at End of Year) at December 31, 2006                              11

         Note

        Supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended that have not been included herein are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Bituminous 401(K) Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Bituminous 401(K) Savings Plan (the “Plan”) as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of the Plan as of and for the year ended December 31, 2005 were audited by other auditors whose report dated June 26, 2006 expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held for investment purposes (referred to as “supplemental schedule”) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                /s/ Mayer Hoffman  McCann P.C.

Minneapolis, Minnesota
June 14, 2007

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Bituminous 401(k) Savings Plan:
In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Bituminous 401(k) Savings Plan (the "Plan") at December 31, 2005 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

                                                        /s/ PricewaterhouseCoopers LLC

Chicago, Illinois
June 26, 2006

BITUMINOUS 401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2006 and 2005

ASSETS	2006	2005
Investments, at fair value:
Pooled separate accounts	$17,943,962	$15,824,281
Old Republic International Corporation stock account	6,753,647	6,450,210
Participant loans receivable	403,483	412,062
Net assets available for benefits	$25,101,092	$22,686,553

The accompanying notes are an integral part of these financial statements.

BITUMINOUS 401(K) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
For the years ended December 31, 2006 and 2005

	2006	2005
Additions:

Investment income:
Net investment gain from pooled separate accounts	$1,944,581	$696,690
Net appreciation of Old Republic International stock account	666,535	216,214
Dividends from Old Republic International Corporation common stock	174,788	386,396
Interest from participant loans	25,108	23,104
Total investment income	2,811,012	1,322,404

Contributions:
Employer	237,053	232,993
Employee	1,260,715	1,223,531
Rollover	191,842	162,956
Total contributions	1,689,610	1,619,480

Total additions	4,500,622	2,941,884

Deductions:
Benefits paid to participants	2,084,801	778,444
Administrative expenses	1,282	1,788
Total deductions	2,086,083	780,232

Net increase	2,414,539	2,161,652

Net assets available for benefits:
Beginning of year	22,686,553	20,524,901
End of year	$25,101,092	$22,686,553

The accompanying notes are an integral part of these financial statements.

BITUMINOUS 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.           Description of Plan

The following description of the Bituminous 401(k) Savings Plan (the "Plan") provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

A.           General

The Plan is a defined contribution plan covering substantially all of the employees of Bituminous Casualty Corporation (the "Company" or the “Plan Sponsor”).  Employees are eligible to participate in the Plan on the last to occur: (A) date of hire or (B) the start of the payroll period in which the employee attains age twenty-one.  Participation in the Plan is optional.  If an employee does not elect to join the Plan on the first date he/she is eligible to do so, he/she may join the Plan at the start of any subsequent payroll period.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and Internal Revenue Code (IRC).

B.           Contributions

Participants may contribute up to 12 percent of their annual eligible compensation on a before-tax basis subject to applicable IRS limitations. The Company provides a matching contribution equal to 25 percent of the participant's contribution on the first 6 percent of earnings.  Participants may elect to have their voluntary contributions invested in any one or more of nine Pooled Separate Accounts as well as the Old Republic International Corporation (“ORI”) Stock Account.  Company matching contributions are invested in the same manner as participants have elected for their contributions.  Participants may also make rollover contributions into the plan.  A rollover is a transfer to the plan of a qualified distribution in accordance with the provisions of the plan.  Rollovers are not subject to company matching contributions.  Employees who are age 50 and older at any time during the year may make catch-up contributions, subject to applicable IRS limitations.  Catch-up contributions are not subject to company matching contributions.  Participant and company contributions to the Plan are limited to the maximum amount under the IRC.  Contributions in excess of IRC limitations are returned to the participants or company when determined.

C.           Participant Accounts

Each participant's account is credited with the participant's contributions, an allocation of the Company's contribution and Plan earnings.  Allocations are based on participant contributions or account balances as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Cash dividends received with respect to ORI common stock previously credited to participants shall be applied to purchase additional shares of ORI common stock in the ORI Stock Account.  Such dividends and the additional shares (including fractional shares) subsequently purchased with the dividends shall be allocated and credited to the accounts of participants, pro rata, according to the shares (including fractional shares) credited to the accounts of participants on the applicable dividend record date.  Any ORI common stock received as a stock split or stock dividend or as a result of a reorganization or recapitalization of ORI shall be allocated and credited to the accounts of participants in proportion to the ORI common stock previously credited to their account.

BITUMINOUS 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan (continued)

D.           Vesting

Participants are immediately vested in their voluntary contributions plus allocated earnings thereon.  Participants are immediately vested in the remainder of their accounts upon death, disability, attainment of normal retirement age or based on the participant’s number of years of service using the following table for the years ended December 31, 2006 :

Years of Service	Vested Percentage
Fewer than 1	0%
1	10%
2	20%
3	40%
4	60%
5	80%
6 or More	100%

E.	Payment of Benefits

On termination of service, retirement, or death, a participant or his/her beneficiary may elect to leave funds in the Plan or receive either a single-sum payment or purchase of a single premium life annuity contract as defined in the Plan agreement.  Net assets at December 31, 2006 and 2005, include funds totaling $3,018,699 and $2,884,268, respectively, which represent the account balance of retired and terminated participants who have elected to leave the funds in the Plan upon retirement or termination.

F.	Forfeitures

If a participant terminates employment with the Plan Sponsor prior to becoming fully vested, the nonvested portion of the Plan sponsors contributions and allocated earnings thereon are forfeited.  All forfeitures are segregated annually and used as an offset to the Company’s matching contribution.  There were unallocated assets of $3,929 and $233 at December 31, 2006 and 2005, respectively, related to these forfeitures.

G.	Participant Loans

Participants may elect to borrow from their accounts a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance.  Loan transactions are treated as a transfer to (from) the investment account from (to) the Participant Loans account.  Loan terms shall not extend beyond five years.  The loans are collateralized by the balance in the participant’s account and bear interest at a rate which is based on the prevailing prime rate as published in The Wall Street Journal on the first business day of the month in which the loan is made plus one percentage point.  Interest rates range from 5.00 percent to 9.25 percent with loans maturing at various dates through 2011.  Principal and interest are paid ratably through periodic payroll deductions.

BITUMINOUS 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan (continued)

H.	Administrative Expenses

Investment management fees and other fees related to investments of the Plan are paid from the earnings of the Plan’s investments.  Audit fees, legal fees, and other fees related to the administration of the Plan are paid by the Company.  Expenses related to participant loans are paid by the Plan and charged to the respective participants account.

2.	Summary of Significant Accounting Policies

A.	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

B.           Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the changes in net assets available for benefits during the reporting period.  Actual results may differ from those estimates.

C.           Risks and Uncertainties

The Plan provides for various investment options in investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risk.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

D.  Investments and Income Recognition

The Plan has nine pooled separate account investment funds under its group annuity contract with Prudential Retirement Insurance and Annuity Company (Prudential) available for participants to direct their investments therein.  Investments in pooled separate accounts are valued on a per unit market value basis as determined by Prudential, which reflects the fair value of the investments comprising the separate pooled funds.  In addition the Plan has an ORI common stock account that is stated at the closing market value on the last business day of the year.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded as earned on an accrual basis.  Dividend income is recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net increase (decrease) in value of its investments, which consist of realized gains and losses, unrealized appreciation (depreciation) and interest and dividend earnings on the investments.

BITUMINOUS 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies (continued)

E.  Benefit Payments

Benefit payments to participants are recorded upon distribution payment.  At December 31, 2006 and 2005, there were no significant amounts due but unpaid to participants.

3.           Assets Greater Than 5% of Plan Assets

Investments that represent 5% or more of plan assets at December 31, 2006 and 2005, are as follows:

	December 31,
	2006	2005
Old Republic International Corporation Stock Account	$6,753,647	$6,450,210
Prudential Short-term Bond Fund	4,041,253	3,301,000
Dryden S&P 500 Index Fund	2,751,737	2,388,522
Prudential Large Cap Value / Aronson & Johnson & Ortiz Fund	2,739,867	2,107,911
Prudential Balanced I Fund / Wellington Management Co. Fund	2,486,823	2,193,133
Prudential Small Cap Value / Mellon Equity Associates Fund	1,562,831	-
AIM Dynamics Fund	1,451,439	1,167,872
Prudential Small Cap Growth / TimesSquare Fund	1,407,962	1,145,001
Prudential Small Cap Value / Perkins, Wolf, McDonnell Fund	-	1,579,733

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2006	2005
Prudential pooled separate accounts	$1,944,581	$696,690
Old Republic International Corporation stock account	666,535	216,214
	$2,611,116	$912,904

4.           Tax Status

The Internal Revenue Service has issued a determination letter, dated May 29, 2002, stating that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC).  The Plan has been amended since receiving the determination letter.  However, the Plan Sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC; therefore, no provision for income taxes has been included in the Plan Financial Statements.

BITUMINOUS 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants shall become 100 percent vested in their accounts and are entitled to a distribution of their account balances.

6.             Related-Party Transactions

The ORI stock account is invested in common stock of Old Republic International Corporation, the ultimate parent of the Company.

Plan assets include investments in nine pooled separate accounts.  These funds are managed by related parties of Prudential which is the Trustee record keeper and custodian of Plan assets.

SUPPLEMENTAL SCHEDULE

        BITUMINOUS 401(K) SAVINGS PLAN

        SCHEDULE H, LINE 4I
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
        December 31, 2006

        EIN:     36-0810360     Plan Number:  003
(a)	(b) Identity of issue	(c) Description of investment including interest rate	(d) Cost	(e) Contract/ current value
*	Prudential Short-term Bond Fund	Pooled separate account	**	$4,041,253

*	Dryden S&P 500 Index Fund	Pooled separate account	**	2,751,737

*	Prudential Large Cap Value / Aronson & Johnson & Ortiz Fund	Pooled separate account	**	2,739,867

*	Prudential Balanced I Fund / Wellington Management Co.	Pooled separate account	**	2,486,823

*	Prudential Small Cap Value / Mellon Equity Associates Fund	Pooled separate account	**	1,562,831

*	Prudential Mid Cap Growth/ AIM Dynamics Account Fund	Pooled separate account	**	1,451,439

*	Prudential Small Cap Growth / TimesSquare Fund	Pooled separate account	**	1,407,962

*	Prudential Large Cap Growth / Goldman Sachs Fund	Pooled separate account	**	831,713

*	State Street Global Advisors Intermediate Bond Account Fund	Pooled separate account	**	670,337

*	Old Republic International Corporation Stock Account	Common stock	**	6,753,647

*	Participant Loans	Participant loans, interest rates range from 5.00% to 9.25%, paid in a series of substantially equal payments over the term of the loan, maturing at various dates through 2011		403,483
	Total			$25,101,092
	*Party in interest **Cost information is not applicable for participant directed investments